Misys plc

EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

07025516

MISYS

BY COURIER
Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:corina.ross@misys.co.uk

23 June 2007

Dear Sirs

SUPPL

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed a copy of an announcement relating to the disposal of Misys' Healthcare's Diagnostic Information and CPR businesses. This is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Corina Ross
Group Secretariat Manage

Enc

PROCESSED
JUL 27 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUL 25 P 2:15

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S:\Corporate Governance\SEC Compliance\SEC Filing\Filing cover letters\23.07.07 Filing cover letter special.doc

Regulatory Announcement

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Company	Misys
TIDM	MSY
Headline	Correction - Disposal
Released	11:07 23-Jul-07
Number	PRNUK-2307

FOR IMMEDIATE RELEASE

23 JULY 2007

Misys plc

REPLACEMENT - Misys takes next step in turnaround by rebalancing portfolio to improve performance in Healthcare

The announcement released earlier should have shown gross assets for our CPR Business of £6.9m. In addition, all the figures for CPR were for the year ended 31 May 2006.

Misys plc announces today (23 July 2007) that it is rebalancing its Healthcare portfolio and disposing of businesses which are not consistent with its strategy. In order to improve performance and focus on its stated core competency in Healthcare, Misys will re-align the business around its established position in the ambulatory space.

Mike Lawrie, Misys plc Chief Executive, said: 'Our strategy in Healthcare is to focus on our core competency in the ambulatory space. These disposals rebalance our portfolio and enable us to accelerate execution of our strategy. In addition we have signed commercial agreements with the purchasers that open new distribution channels for our solutions and support our strategy of connecting communities in the higher growth ambulatory sector.'

Diagnostic Information Business

Misys will sell its Diagnostic Information Business to Vista Equity Partners for $381.5m (approximately £186m) in cash. Gross assets of the Diagnostic Information business at 31 May 2007 are £155m, with revenue in the year ended 31 May 2007 of £79m and operating profit of £23m. The business is based in Tucson, Arizona and employs 750 people.

The Diagnostic Information Business is a supplier of systems which automate the processes of hospital departments by managing and classifying large volumes of clinical data. In contrast, Misys is focused on driving value for customers in the ambulatory and connected community setting and therefore this disposal is in line with the Misys strategy announced on 8 March 2007.

Due to its size, this disposal is a Class 1 transaction under the UK Listing Rules and therefore requires the approval of Misys Shareholders. Approval will be sought at an Extraordinary General Meeting (EGM), notice of the EGM, and a related Circular, will be sent to shareholders in due course.

CPR Business

Misys has agreed to sell its CPR Business, a system for collecting and sharing data within hospitals, to QuadraMed Corporation, for $33m (approximately £16m) in cash. Gross assets of CPR were £6.9m at 31 May 2006, with revenue generated of £15.2m and a loss before tax of £4.2m in the year. The business is based in San Bernardino, California and employs 50 people.

Commercial Agreements

Misys will enter into commercial agreements with both purchasers, who will act as re-sellers of Misys Connect, the innovative Misys technology that connects hospitals with physicians and other venues of care in the healthcare market. In addition, Vista will also market the Misys Electronic Medical Record (EMR) product as their preferred EMR solution for ambulatory physicians. The commercial agreements will come into effect following completion of each transaction.

Use of Proceeds from the Transactions

Proceeds from the disposals will be used to pay down debt and for general corporate purposes. In addition, the proceeds will provide Misys with the financial flexibility to consider other uses, including potential acquisitions or a share buy back programme.

UBS Investment Bank is acting as exclusive financial advisor and Allen & Overy LLP is acting as legal counsel to Misys plc on the disposal of the Diagnostic Information Business. Kilpatrick Stockton LLP is acting as legal counsel to Misys plc on the disposal of the CPR Business.

ENDS

A conference call will be held for analysts and investors at 09.00 BST on Monday 23 July 2007. Dial in details are +44 (0) 1452 542 300, ID: 10573684. A replay facility will be available by dialling +44 (0) 1452 550 000, access number 10573684#.

ANALYST / INVESTOR ENQUIRIES

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com

MEDIA ENQUIRIES

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and

healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

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